January 25, 2013

BY EDGAR

Ms. Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:               Bank of Chile
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 26, 2012
File No. 001-15266

Response to Oral Staff Comments of December 7, 2012 and December 13, 2012

Dear Ms. Hayes:

The Bank of Chile (the “Bank”) received supplemental oral comments on December 7, 2012 and December 13, 2012, relating to certain previous written comments, as detailed below, from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Bank’s annual report on form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”).  On behalf of the Bank, I advise you as follows regarding your comments noted below:

Form 20-F for Fiscal Year Ended December 31, 2011

Off-Balance Sheet Arrangements, page 117

Tabular Disclosure of Contractual Obligations, page 118

1.                                      We note that your table of contractual obligations and commercial commitments appears to exclude the related interest expense on your interest-bearing deposits and issued debt, which appears to be significant based on your disclosure of interest expense on pages 94 and F-89.  We also note your table excludes subordinated bonds and term savings accounts balances.  Please revise this table in your future filings to address the following:

•                              Ensure that you include all contractual obligations in this table, including subordinated bonds.

•                              Include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts.

•                              To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations.  To the extent that you are unable to include these derivatives in your disclosure, please clearly state that fact and provide quantification of the amount of your debt covered by these derivatives that have been excluded from the table.

•                              Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, please provide quantification of the amount of obligations that have these types of interest rates and thus have been excluded from the table.

SUPPLEMENTAL ORAL COMMENT — bullet points 2 and 4 were not directly answered.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

With respect to bullet point #2, please note that it would be difficult and time-intensive to compile interest payment information from 2011 from each of the various parts of the Bank, and then prepare a methodology to present it in the Form 20-F on a consistent basis.  However, we will include interest payments (where information is available) and related assumptions for these line items in our Form 20-F for 2012.  With respect to bullet point #4, we will provide an explanation for any items where certain future interest payments are not included.

Note 10. Loans to Customers, net, page F-54

2.                                      We note from the disclosure on page F-57 that the allowance for individually impaired loans was Ch$127.7 billion and Ch$113.7 billion as of December 31, 2011 and 2010.  Please reconcile these amounts with the allowance for individual provisions of Ch$153.5 billion and Ch$182.6 billion presented on pages F-54 and F-55.

SUPPLEMENTAL COMMENT — please explain the differences between individually impaired loan amounts and individual portfolio allowance amounts.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

The disclosures on pages F-55 and F-57 present two different breakdowns of allowances for loan losses.  Page F-55 shows total amounts of provisions for each type of credit.  Page F-57 shows the total amounts of provisions related to loans impaired and provisions for not yet identified but incurred impairment.

The Bank believes that adding a footnote in future Form 20-Fs on page F-57 would be helpful for readers.  The footnote would read substantially as follows:  “Includes allowances related to individual and group impaired portfolios.  Note 10(a) and (b) include total allowance amounts from impaired and non-impaired portfolios.”

Note 17. Other Assets, page F-73

3.                                      Please tell us and revise your future filings to describe what the asset “documents intermediated” totaling Ch$77.6 billion and Ch$103.4 billion as of December 31, 2011 and 2010 represents.  In your response address how this asset is different from the “pending transactions” and “transactions in progress” line items also included in other assets and the “transactions in the course of collection” presented on the Consolidated Statement of Financial Position.  In addition, address this comment for the other liabilities table on page F-82.

SUPPLEMENTAL COMMENT — please provide additional information regarding why the “documents intermediated” and the “pending transactions” amounts are not eliminated in consolidation.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

“Documents intermediated” primarily refers to securities lending agreements managed by the Bank’s subsidiary Banchile Corredores de Bolsa S.A.  The amounts disclosed on page F-73 primarily represent the portion of these agreements that are also financed by Banchile Corredores de Bolsa S.A.  These amounts are accounts receivable from commissions and fees charged to third parties, not other parts of the Bank, so they are not eliminated during the consolidated process.

“Pending transactions” refers to current account balances between Bank branches and the head office or among Bank branches.  In theory, the balance at the end of the consolidation process should be zero — however, due to normal timing issues, this account typically has a small debit or credit balance to reflect transactions that have not fully settled or been processed yet.  This is the explanation for why these amounts have not been eliminated in consolidation.

Note 38. Fair Value of Financial Assets and Liabilities, page F-101

(a) Financial instruments measured at fair value, page F-101

4.                                      It appears that you have a significant amount of financial instruments for which the fair value is determined through the use of valuation techniques.  It also appears, based on your disclosures on pages F-102 — F-103 that such valuations are primarily performed using NPV calculations or options models such as Black-Scholes.  Your disclosures, however, appear to be somewhat general in that you do not discuss the specific valuation techniques and related assumptions with any specificity in regards to the particular instruments being valued, nor do you discuss the extent of your use of unobservable inputs that resulted in the classification of certain financial instruments within Level 3 of the fair value hierarchy.  Accordingly, please revise your future filings to provide more granular disclosure of the valuation techniques and significant assumptions used to determine the fair value of each class of financial instrument and discuss the extent to which certain key assumptions were unobservable and how that impacted your fair value classification.  Refer to paragraphs 27 to 27A of IFRS 7.

SUPPLEMENTAL COMMENT — will this new disclosure replace the existing p. F-102 disclosure, or will it be added to the existing disclosure?

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

We confirm that the new disclosure will replace the level description disclosures on page F-101.

Note 40.  Risk Management, page F-110

5.                                      We refer to your disclosure on page 19 that a main project for 2011 involved the development of “a new system of financial evaluation for companies that supports the tasks carried out by [y]our Corporate Risk Management Division.”  Please describe the material components of this system and explain how it supports risk management.

SUPPLEMENTAL COMMENT — please update the disclosure, including details on current and future uses and performance of this system.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

Our Financial Assessment System (“SEFE”) is a new tool that replaced our Bank Financial Reporting System in December 2011.  SEFE allows for modernized reporting based on additional types of information in various formats across the Bank’s systems.  SEFE is also integrated into our current customer relationship management programs, providing, among other things:

•                              Better performance for managing accounts, under both Chilean GAAP and IFRS.

•                              Greater quantities of information in our internal reports, to give us a better understanding of the financial strengths and weaknesses of our clients.

•                              Centralized data management, allowing faster and more secure use of our data.

In 2011, the first version of SEFE provided mainly financial analysis for better decision-making.  During 2012 and 2013, we have begun and will continue incorporating assessment modules for generating credit ratings of our customers various business, differentiated by sectors and segments, and features allowing consolidation, cash flow projections and the preparation of financial statements.  Over the next few years, we expect future versions of SEFE to include various benchmarking features that will allow us to compare information regarding our clients to information regarding our other clients in similar industries.  Additionally, we expect future versions to implement rating models for construction, real estate and agricultural companies and specific formats for banks, other financial, stock brokerage and insurance companies.  In summary, SEFE will enable the Bank to quickly access objective financial information from, and the credit quality of our customers.

(1)(c) Introduction — Measurement Methodology, page F-112

6.                                      We note that each year you perform a sufficiency test of your allowance for loan losses and that the results are presented to the Board of Directors.  Please tell us and revise your future filings to discuss the procedures and processes in place in the event that the test results reflect an insufficient allowance for loan losses and whether this test could result in an increase in your provision and allowance for loan losses.  Tell us if your allowance for loan losses failed the sufficiency test anytime during the last three fiscal years.

SUPPLEMENTAL COMMENT — is this sufficiency testing performed before or after your provisions are made?  And how material have the provisions been?  Are these tests performed under Chile GAAP or IFRS?

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

Sufficiency testing is performed each year, considering the provisions already made at the end of each month.  For each of the last three years, the provisions have been materially sufficient to cover actual losses.  As these tests are required by regulation of Chilean Superintendency of Banks and Financial Institutions (Compendio de Normas Contables), they have to be made allowance with Chilean GAAP.

(2)(f) Credit Risk — Credit Quality by Asset Class, page F-120

7.                                      We note that your aging analysis of loans on page F-123 is for the normal loan portfolio only and the total of these loans that are past due one to 90 days was Ch$104.1 billion.  We also note you present the aging of non-impaired, loans over-due one to 90 days on page F-122 and the total of these loans was Ch$118.2 billion, excluding “loans and advances to banks.”  Please reconcile the difference between the aging analyses of non-impaired loans presented on page F-122 with the one on page F-123 for aging of one to 90 days and clarify the difference in your future filings.

SUPPLEMENTAL COMMENT — F-122 shows loans disclosure referring to “all” portfolios or “non-impaired”; shouldn’t we exclude the references to non-impaired loans and clarify that these amounts refer to your entire portfolio?

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

The disclosure on page F-122 relates to the entire portfolio.  In future filings we will revise the disclosure to use the following title:  “Analysis of age of portfolio loans by financial asset class”.

******

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 56-2-6535150, or Miguel Angel Bozo at 56-2-6535154, or the Company’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009.

Very truly yours,

s/ Pedro Samhan E.
Chief Financial Officer

cc:                                Arturo Tagle — Chief Executive Officer — Bank of Chile
Pablo Mejias — Investor Relations — Bank of Chile
Antonia Stolper — Shearman & Sterling LLP